

Mail Stop 4631

November 22, 2017

Via E-mail
Mr. He-Siang Yang
President
EOS Inc.
Room 519, 5F., No. 372, Linsen N. Road
Zhongshan District
Taipei City 104, Taiwan (R.O.C.)

> **Re:** **EOS Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2017**
> **Filed November 13, 2017**
> **File No. 0-55661**

Dear Mr. Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 12
Management's Report of Internal Control over Financial Reporting, page 12

1.   Please revise future filings to specify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 1. Financial Statements, page 3

Note 1. Nature of Operations and Summary of Accounting Policies, page 7

2.   We refer to your disclosure regarding the combination of entities under common control. Please expand your disclosure, in future filings, to clarify that the assets and liabilities of Emperor Star International Trade Co., Ltd. were transferred to you at their respective carrying amounts on the date of transaction. Additionally, please provide the disclosures required by ASC 805-50-50-2, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at (202) 551-3865 or Ernest Greene at (202) 551-3733 with any questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Thomas E. Stepp, Esq.
     Stepp Law Corporation